CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 1-K of BridgeWell Preferred Income LP for the year ended December 31, 2019 of our report dated June 19, 2020 included Form 1-K relating to the financial statements for the year ended December 31, 2019 listed in the accompanying index.

Spiegel Accountancy Corp
Pleasant Hill, California
June 19, 2020